vnu

03007817

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	March 3, 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SEC MAIL PROCESSING
RECEIVED
MAR 13 2003
WASH. D.C. 181 SECTION

SUPPL

Dear Sirs,

Please find enclosed the following press release:

- **VNU TO SELL ITS 35% STAKE IN INDEPENDENT MEDIA HOLDING** dated March 3, 2003.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

With kind regards,
VNU bv

Rob de Meel
Director

dlw 4/7

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release

Date March 3, 2003

VNU TO SELL ITS 35% STAKE IN INDEPENDENT MEDIA HOLDING

Haarlem, The Netherlands - VNU, a leading international media and information company, today announced that it is selling its 35% stake in Independent Media Holding bv to the remaining shareholders.

Founded in 1992, Independent Media is the largest publisher of consumer magazines in Russia. The sale of Independent Media Holding bv completes VNU's previously announced strategy to divest all consumer information activities.

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of more than EUR 4.3 billion.

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com